PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215
www.pwc.com/ca

November 11, 2010

To the Ontario Securities Commission

Dear Sirs / Mesdames:

We have read the statements made by Grandview Gold Inc. in the Change of Auditor Notice dated October 26, 2010, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We have no basis to agree or disagree with the statements in the Change of Auditor Notice.

Yours very truly

PricewaterhouseCoopers LLP

Chartered Accountants